April 5, 2011

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549

RE:           American Funds shareholder reports and prospectuses

AMCAP Fund (811-01435)	Capital World Bond Fund (811-05104)
American Balanced Fund (811-00066)	Capital World Growth and Income Fund, Inc. (811-07338)
American Funds Global Balanced Fund (811-22496)	EuroPacific Growth Fund (811-03734)
The American Funds Income Series (811-04318)	The Growth Fund of America, Inc. (811-00862)
American Funds Fundamental Investors (811-00032)	The Income Fund of America (811-01880)
American Funds Money Market Fund (811-22277)	Intermediate Bond Fund of America (811-05446)
American Funds Mortgage Fund (811-22449)	International Growth and Income Fund (811-22215)
American Funds Short-Term Tax-Exempt Bond Fund (811-05750)	The Investment Company of America (811-00116)
American Funds Tax-Exempt Fund of New York (811-22448)	Limited Term Tax-Exempt Bond Fund of America (811-07888)
The American Funds Tax-Exempt Series I (811-04653)	The New Economy Fund (811-03735)
The American Funds Tax-Exempt Series II (811-04694)	New Perspective Fund, Inc. (811-02333)
American High-Income Municipal Bond Fund (811-08576)	New World Fund, Inc. (811-09105)
American High-Income Trust (811-05364)	Short-Term Bond Fund of America (811-21928)
American Mutual Fund (811-00572)	SMALLCAP World Fund, Inc. (811-05888)
The Bond Fund of America (811-02444)	The Tax-Exempt Bond Fund of America (811-02421)
Capital Income Builder (811-05085)	Washington Mutual Investors Fund (811-00604)

Dear Ms. Hatch:

Thank you for your comments on the American Funds’ annual reports and prospectuses, which were provided during our conference call with you in March 2011.  For your convenience, the substance of your comments has been restated below.  Our responses are set forth under your restated comments.

Comment:
The funds’ prospectuses state that Class 529 shares are subject to a $10 annual account fee.  The expense examples in the fund prospectuses appear to reflect a deduction of $20 in the first year.  Please explain this.

Response:	Class 529 shares of the funds are subject to a $10 annual account fee and a $10 account set up fee. The expense example reflects both of these charges in the first year.

Comment:	For share classes that convert to other share classes after a period of time, are average annual total returns calculated using the expenses of the converted share class?

Response:
Average annual total returns are calculated using the expenses of the converted share class.  For example, Class B shares convert to Class A shares after eight years.  Average annual total returns for Class B shares reflect Class B expenses for the first eight years and Class A expenses after eight years.

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Please contact either of the undersigned should you have any additional comments or questions.

Sincerely,

/s/ Timothy W. McHale
Timothy W. McHale
Counsel
(213) 615-0404

/s/ Katherine H. Newhall
Katherine H. Newhall
Counsel
(213) 615-0108